               [Letterhead of Luse Gorman Pomerenk & Schick, P.C.]



(202) 274-2011                                             rpomerenk@luselaw.com

October 26, 2005

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

Attention: Christian Windsor, Esq., Special Counsel

        RE:     MAGYAR BANCORP, INC.
                (REGISTRATION NO. 333-128392)
                REGISTRATION STATEMENT ON FORM SB-2
                -----------------------------------

Dear Mr. Windsor:

        On behalf of Magyar Bancorp, Inc. (the "Company") and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-effective Amendment No. 1 to the Company's Registration Statement on Form SB-2 (the "Amended SB-2"). Set forth below are the Company's responses to the Staff's comment letter dated October 12, 2005, a copy of which is included in the courtesy copy of the Amended SB-2 forwarded under cover of this letter. The Company's numbered responses correspond to the Staff's comments in its letter. The Amended SB-2 has been blacklined to reflect changes from the original filing.

        1. The tax opinion and the other remaining exhibits are filed as part of this Amended SB-2.

        2.      The comment is acknowledged.

        3. The comment is acknowledged. The updated consents are included as part of this Amended SB-2.

        4.      The requested disclosure has been added on page 8 and page 133.

        5. As discussed with Kathryn McHale of the Staff, the pricing data in the prospectus for the Company and the peer group are all presented on an "as converted" basis (or on a "fully converted basis," in the phraseology used in the prospectus). Accordingly, we believe no change to the disclosure is required.

Christian Windsor, Esq.
October 26, 2005
Page 2


        6. This disclosure has been revised. The table header on page 9 now states that the table contains ALL mutual holding company stock offerings during the designated period of time.

        7. This disclosure has been revised on page 12, as requested in the comment.

        8. This disclosure has been revised on page 12, as requested in the comment.

        9. The risk factors section has been revised to eliminate references to "we cannot give you assurance" and to provide the risk in the forepart of each risk factor.

        10. This disclosure has been revised on page 21, as requested in the comment.

        11. New disclosure has been added on page 41, in response to the comment.

        12. As discussed with Ms. McHale, the Company has chosen to show its interest rate sensitivity by reference to changes in interest income, rather than changes in net asset values. We believe this presentation is authorized by Section (a)(1)(ii)(A) of Item 305 of Regulation S-K, which permits registrants to choose between these two presentations. The Company believes the interest rate sensitivity analysis by reference to changes in interest income provides a fair and accurate presentation of the Company's interest rate risk.

        13. New disclosure has been added on page 70 in response to the comment.

        14. The disclosure has been supplemented on pages 18 and 72 in response to the comment. The new disclosure states that the increase in non-performing loans at June 30, 2005 was due primarily to the substantially higher balances of commercial business, commercial real estate and construction loans, as the Company has increased its origination of these loans. It should be noted that the level of non-performing loans can change fairly substantially from period-end to period-end due to the low level of non-performing loans in absolute terms. In this connection, the Company notes that non-performing loans at September 30, 2005 decreased compared to June 30, 2005. A Recent Developments section of the prospectus (which will be included in the next amendment) will show this decrease.

        15. The only short-term borrowings relate to the FHLB over-night line of credit. The short-term borrowings table on page 81 has been revised. Note H to the consolidated financial statements has been revised to reflect the revised short-term borrowings table.

        16. This disclosure has been revised on page 108, as requested in the comment.

        17. This disclosure has been revised on page 114, as requested in the comment.

        18. New disclosure has been added on page 138 in response to the comment.

Christian Windsor, Esq.
October 26, 2005
Page 3


        19. Magbank Investment Company and Magyar Service Corp are currently inactive subsidiaries. However, it is expected that Magbank Investment Company will purchase and sell investment securities. Note A to the consolidated financial statements has been revised as requested in the comment.

        20. The Company directs the Staff's attention to the three-part definition of an Operating Segment as outlined in paragraph 10 of SFAS 131 wherein subsection (a) defines a segment as engaging in a business activity that earns revenues and incurs expenses, subsection (b) explains the requirement for Operating Segment results of operations to be regularly reviewed by the chief operating decision maker who makes decisions about resources to be allocated to the segment and assess its performance and subsection (c) which addresses the availability of discrete financial information for the Operating Segment. The wholly owned subsidiaries discussed in response No. 19 are not operating subsidiaries at this time and accordingly, would not meet the definition of an operating segment as defined in paragraph 10 of SFAS 131. Further, the Company acknowledges that the loan servicing operations results in earned revenues and incurred expenses. However, no discrete financial information is prepared for the Company's loan servicing operations on either an interim or annual basis. In addition, Ms. Elizabeth E. Hance, President and CEO of the Company, reviews aggregate financial reports and determines allocations of capital and resources to the various departments based on her review of this aggregate financial data. Therefore, the Company's loan servicing operations do not meet the definition of an Operating Segment in accordance with paragraphs 10 to 24 of SFAS 131 and, accordingly, no segment information is presented in Management's Discussion and Analysis or disclosed in the consolidated financial statements of the Company.

        21. Note B to the consolidated financial statements has been revised as requested in the comment.

        22. Note B to the consolidated financial statements has been revised to disclose the Company's policy for loan participations as follows:

        Transfers of financial assets, including sales of loans and loan participations, are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when
(1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

        23. Note B to the consolidated financial statements has been revised to reflect that the effective interest method is the only method used in the recognition of unearned income over the lives of the Company's loans.

Christian Windsor, Esq.
October 26, 2005
Page 4


        24. The Company has evaluated these securities and determined that the decline in value is related to fluctuations in the interest rate environment and not related to any Company or industry-specific event. At June 30, 2005 and September 30, 2004, respectively, there were approximately forty-two and thirty-two investment securities with unrealized losses. The Company anticipates full recovery of amortized costs with respect to these securities. The Company has the intent and ability to hold these investments until maturity or market price recovery. None of the individual unrealized losses are significant. Please see Exhibit A, attached hereto, for a table of the securities.

        25. Note C to the consolidated financial statements has been revised to reflect the following:

        The investment securities listed above currently have fair values less than amortized cost and therefore contain unrealized losses. The Company evaluated these securities and determined that the decline in value is related to fluctuations in the interest rate environment and not related to any company or industry specific event. At June 30, 2005 and September 30, 2004, there were approximately forty-two and thirty-two investment securities with unrealized losses. The Company anticipates full recovery of amortized costs with respect to these securities. The Company has the intent and ability to hold these investments until maturity or market price recovery.

        26. The required disclosures as per paragraph 17e of FAS 140 were considered and deemed by management to be immaterial. The amount of servicing assets as of June 30, 2005, September 30, 2004 and 2003 were $39,762, $46,554, and $52,377, respectively. The Company amortized $376, ($513), $493, and $13,601 of the servicing asset into expense (income) during the periods ended June 30, 2005 and 2004, and September 30, 2004 and 2003, respectively. Accordingly, the Company respectfully requests that we be allowed to pass on these disclosures until such time that the amounts become material.

        27. The net operating loss reported for the period ended September 30, 2004 was primarily generated by a payment to the immediate past president's nonqualified deferred compensation plan. The president retired during the tax year 2004. This significant payment is evidenced by the decreases in the deferred tax asset component relating to non-qualified compensation plans. Additionally, management of the Company evaluated the need for a valuation allowance and concluded that one was not necessary. Magyar Bank has a history of taxable income and management is currently projecting future taxable income (without considering the reversal of current temporary items).

        28. As a result of further analysis of the Company's pension expense in conjunction with management adding the interim disclosures required under SFAS 132 (revised), the Company recorded approximately $38,000 and $185,000, net of tax, of additional pension expense in the financial statements for the nine-month period ended June 30, 2005 and 2004,

Christian Windsor, Esq.
October 26, 2005
Page 5


respectively. In addition, Note J to the consolidated financial statements has been revised to reflect the interim period disclosures as required by paragraph 9 of SFAS 132 (revised).

        29. The operating lease disclosed relates only to the minimum lease obligation for one of the Company's branches. Additionally, Note M to the consolidated financial statements has been revised to include the future minimum lease payments for the year ended September 30, 2004.

        30. The Company's Plan of Reorganization contemplates the sale of no more than 49.9% of the Company's shares in the offering. While the prospectus currently shows an offering somewhat lower than 49.9%, the Company reserves the right to increase the offering up to 49.9% based on market conditions, capital needs, and other factors. Note Q merely reflects the maximum percentage of shares that may be offered, as stated in the Plan of Reorganization.

        We trust the foregoing is responsive to the Staff's comments. Please call the undersigned at (202) 274-2011 or John J. Gorman at (202) 274-2001 should you have any questions.

                                                    Respectfully,

                                                    /s/ Robert B. Pomerenk

                                                    Robert B. Pomerenk

Enclosures
cc:     Kathryn McHale, Esq.
        Amanda Roberts, CPA
        John P. Nolan, CPA
        Elizabeth E. Hance, President and
           Chief Executive Officer
        John J. Gorman, Esq.
        Benjamin Azoff, Esq.

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

                                                       EXHIBIT A

                                                                                              June 30,
                                                          Purchase     Purchase  Purchase       2005
      Security        Portfolio    Coupon     Cusip         Date        Price     Amount        Price     Current Par
      --------        ---------    ------     -----         ----        -----     ------        -----     -----------

SBA # 502621          HTM          3.70%    83164C4E8     7/28/1999    100.833  2,000,000.00     99.733    149,884.84
FNMA # 159426 ARM     HTM          5.75%    31366VA38     5/20/1993    103.438  1,050,000.00    102.248      2,489.79
FNMA # 202455 ARM     HTM          5.12%    31368WZU7     4/21/1993    102.310  1,139,420.00    101.888     55,642.21
FNMA # 796413 ARM     HTM          4.42%    31405QYJ1    11/23/2004    100.766  2,000,000.00    100.327   1,922,459.82
FHLMC # 605963 ARM    HTM          4.00%    31348HTU2    12/28/1989    102.531  3,952,028.00    101.869     61,938.28
FHLMC #2510 YB        HTM          4.00%    31392WWF3    11/13/2002     99.938  2,000,000.00     98.720    353,372.22

(Continued)

                 Unrealized
  Book Cost         Loss        Fair Value
  ---------         ----        ----------

   150,994.71      (1,510.06)    149,484.65

     2,563.39         (17.63)      2,545.76
    56,716.88         (24.15)     56,692.73
 1,937,015.91      (8,269.65)  1,928,746.26
    63,247.79        (151.88)     63,095.91
   352,368.59      (3,519.53)    348,849.06
                  (11,982.84)  2,399,929.72

                                                           EXHIBIT A


                                                          Purchase   Purchase     Purchase     June 30, 2005
        Security        Portfolio  Coupon       Cusip       Date       Price       Amount          Price          Current Par
        --------        ---------  ------       -----       ----       -----       ------          -----          -----------

FHLB Bond               HTM        2.55%    3133X1MF1     10/2/2003    100.000  2,000,000.00            98.719    2,000,000.00
FHLB Bond               HTM        4.11%    3133X4EP2     3/16/2004    100.000  2,000,000.00            99.563    2,000,000.00
FHLB Bond               AFS        2.70%    3133MYYW1      6/4/2003    100.000  2,000,000.00            97.906    2,000,000.00
FHLB Bond               AFS        2.75%    31339X3M4      6/4/2003    100.000  2,000,000.00            98.000    2,000,000.00
                                                                                                 TOTAL AGENCY:

GNMA # 080579M ARM      AFS        4.00%    36225CUD6     3/25/2002    101.250  2,005,718.00           101.374      571,784.19
GNMA # 080555M ARM      HTM        3.88%    36225CTM8    11/26/2001    101.500  2,000,000.00           101.041      634,789.82
GNMA # 080651M ARM      HTM        4.00%    36225CWM4    11/25/2002    101.563  1,999,802.00           101.016      841,812.15
GNMA # 080628M ARM      HTM        3.50%    36225CVW3     8/26/2002    101.750  2,000,000.00           100.917      654,943.38
GNMA # 8954M ARM        HTM        3.38%    36202K5P6     2/22/1993    101.781  1,000,000.00           101.386       53,327.54
GNMA # 8996 ARM         HTM        3.38%    36202K7H2      8/7/1992    102.500  1,717,956.00           101.395      103,165.13
FNMA # 254717 Fixed     AFS        4.50%    31371K4A6     3/18/2003    101.969  4,999,505.00           100.354    3,036,626.74
FNMA # 386032 Fixed     AFS        4.49%    31377SY51     7/15/2003    102.688  1,168,000.00           100.063    1,137,324.40
FNMA # 386263 Fixed     AFS        4.11%    31377TB88      7/8/2003    101.156  2,600,000.00            98.000    2,527,619.41
FNMA # 694521 ARM       AFS        3.46%    31400QSJ3     3/24/2003    101.844  2,000,000.00           100.618    1,010,188.82
FNMA # 694523 ARM       AFS        3.74%    31400QSL8     3/24/2003    101.531  2,000,000.00            99.604    1,280,095.66
FNMA # 675303 ARM       AFS        4.29%    31391SGL8     1/27/2003    101.516    752,010.00           100.498      302,133.96
FNMA # 677104 ARM       AFS        4.30%    31391UGM1     1/27/2003    101.750  2,000,000.00           101.001      785,686.88
FNMA # 685511 ARM       AFS        3.04%    31400ER85     7/23/2003    102.250  2,000,000.00           101.313    1,140,199.86
FNMA # 705594 ARM       AFS        3.58%    31401D3B5     5/22/2003    101.719  2,492,646.00            98.235    2,059,298.99
FNMA # 723639 ARM       AFS        4.06%    31402A4Y9     7/23/2003    102.188  2,000,000.00            99.262    1,464,200.42
FNMA # 254957 ARM       HTM        4.00%    31371LE62     9/18/2003     99.594  2,000,000.00            99.518    1,508,520.70
FNMA # 386255 ARM       HTM        3.53%    31377TBY1    12/19/2003     97.750  2,000,000.00            96.664    1,933,133.08
FNMA # 112376 ARM       HTM        4.50%    31364NXD1     2/21/1991    102.750  2,000,000.00           100.736       10,629.32
FNMA # 169625 ARM       HTM        3.85%    31367HLE2     7/20/1992    103.625  2,000,000.00           102.930       53,112.44
FNMA # 705734 ARM       HTM        3.99%    31401EBB4     8/29/2003     99.875  2,000,000.00            99.192    1,342,008.68
FNMA # 766080 ARM       HTM        4.34%    31404ECR5     4/26/2004    101.563  2,000,000.00           100.321    1,572,990.58
FHLMC # 780438 ARM      AFS        3.50%    31342APX1     4/24/2003    101.938  2,000,000.00           102.146      740,194.06
FHLMC # 781385 ARM      AFS        3.11%    31349SRE5     3/24/2004    101.531  1,963,951.00            98.716    1,518,481.90
FHLMC # B11897 Fixed    HTM        4.00%    312964DA4     1/30/2004    100.938  2,000,000.00            98.519    1,574,376.72
FHLMC # M80844 Fixed    HTM        4.00%    31282R5D2     9/24/2003     99.279  2,000,000.00            98.948    1,585,117.08
FHLMC # M80865 Fixed    HTM        4.50%    31282R6A7     3/24/2004    102.938  5,170,000.00           100.181    3,635,833.99
FHLMC # 789997 ARM      HTM        4.29%    31295PDA8    11/25/2002    101.000  2,000,000.00           100.128      922,698.98
FHLMC # 405775 ARM      HTM        4.86%    31348GMY3     9/24/1990    102.188  1,347,729.00           101.711      115,811.81
FHLMC # 781323ARM       HTM        3.97%    31349SPG2     2/27/2004    101.438  2,000,000.00            99.198    1,752,658.48
WAMU CMO # 03-AR3       HTM        3.93%    929227G67     4/14/2003    101.219  2,000,000.00            98.826    2,000,000.00
SASC #02-1A MBS         AFS        4.20%    86358RUC9     3/13/2002    101.375  2,000,000.00           100.194      507,176.30


(Continued)


                  Unrealized
  Book Cost          Loss        Fair Value
  ---------          ----        ----------

 2,000,000.00     (25,625.00)    1,974,375.00
 2,000,000.00      (8,750.00)    1,991,250.00
 2,000,000.00     (41,875.00)    1,958,125.00
 2,000,000.00     (40,000.00)    1,960,000.00
                 (116,250.00)    7,883,750.00

   581,495.78      (1,855.28)      579,640.50
   644,058.38      (2,660.40)      641,397.98
   854,732.88      (4,367.92)      850,364.96
   666,225.41      (5,276.20)      660,949.21
    54,199.62        (132.96)       54,066.66
   105,579.63        (975.35)      104,604.28
 3,094,754.49     (47,378.09)    3,047,376.40
 1,150,229.79     (12,188.88)    1,138,040.91
 2,536,045.70     (58,978.68)    2,477,067.02
 1,035,189.94     (18,758.15)    1,016,431.79
 1,288,465.96     (13,439.48)    1,275,026.48
   307,256.66      (3,618.07)      303,638.59
   804,132.72     (10,581.11)      793,551.61
 1,170,635.06     (15,464.38)    1,155,170.68
 2,074,559.03     (51,606.67)    2,022,952.36
 1,492,321.53     (38,926.91)    1,453,394.62
 1,501,601.60        (351.97)    1,501,249.63
 1,906,109.83     (37,466.07)    1,868,643.76
    10,887.78        (180.23)       10,707.55
    54,672.61          (3.98)       54,668.63
 1,340,357.12      (9,191.87)    1,331,165.25
 1,597,279.87     (19,239.99)    1,578,039.88
   766,301.84     (10,223.22)      756,078.62
 1,541,023.16     (42,038.57)    1,498,984.59
 1,586,266.38     (35,206.18)    1,551,060.20
 1,575,841.90      (7,400.25)    1,568,441.65
 3,723,204.38     (80,789.53)    3,642,414.85
   931,747.37      (7,867.34)      923,880.03
   117,849.93         (56.58)      117,793.35
 1,777,280.21     (38,678.05)    1,738,602.16
 2,013,416.11     (36,896.11)    1,976,520.00
   514,095.56      (5,935.34)      508,160.22
                 ------------   -------------
TOTAL MBS:       (617,733.78)   38,200,084.45
